Writer’s Direct Number	Writer’s E-mail Address
212.756.2372	aneliya.crawford@srz.com

August 2, 2017

VIA E-MAIL AND EDGAR

Nicholas Panos Senior Special Counsel, Office of Mergers and Acquisitions Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	The Procter & Gamble Company Definitive Additional Materials on Schedule 14A Filed July 27 and 31, 2017, by Trian Fund Management, L.P., et al. File No. 001-00434

Dear Mr. Panos:

On behalf of Trian Fund Management, L.P. (“Trian”) and the other filing persons (collectively, the “Filing Persons”), we are responding to your letter dated August 1, 2017 (the “SEC Comment Letter”) in connection with definitive additional materials filed on Schedule 14A on July 27, 2017 and on July 31, 2017 with respect to The Procter & Gamble Company (“P&G” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

DFAN14A filed on July 27, 2017

1.       We remind you of comment 1 of our correspondence dated July 27, 2017. A factual foundation must exist to support the statement that Procter & Gamble has, as a matter of fact, an “overly complex organizational structure and slow moving and insular culture.” Please provide us with the factual foundation upon which the participants relied to make the statement, or disclose the basis in a future filing. Refer to Note b. of Rule 14a-9.

In response to the Staff’s Comments, the Filing Persons note that they have addressed the above Comment in the Filing Persons’ response letter to the Staff dated July 28, 2017 (the “July 28 SEC Response Letter”), which addressed statements made by the Filing Persons in the Filing Persons’ preliminary proxy statement, filed with the Commission on July 17, 2017 and the revised preliminary proxy statement, filed with the Commission on July 26, 2017 (the “Revised Preliminary Proxy Statement”), which statements predate the Staff’s Comments copied above. Footnote 7 of the Revised Preliminary Proxy Statement states: “The Trian Group believes that P&G’s organizational structure is overly “matrixed,” which we believe impedes growth by adding unnecessary complexity and cost. We understand that there are three overlapping organizational structures at P&G (Global Business Units as defined by category, Selling and Marketing Operations, and Corporate Functions), and in our view, these

Mr. Panos Page 2 August 2, 2017

overlapping structures obscure accountability, increase bureaucracy and slow decision-making and impede sales growth and market shares.”

The Filing Persons also note that the Company made a number of statements in its letter to shareholders filed as definitive additional materials on Schedule 14A on August 1, 2017 (the “Company Shareholder Letter”) that the Filing Persons believe provide additional factual support for the statement noted in the Staff Comments. The Company Shareholder Letter readily acknowledges the existing complexity of its organization and long-standing concerns regarding culture, and points to “significant initiatives” that P&G has only begun to implement in order to “strengthen [its] organization design and drive a culture of innovation and accountability,” (emphasis added) including the following (emphasis added):

•	“We continue to move people out of global and corporate roles into regions and countries.”
•	“We are implementing what we call an “end-to-end” ownership and accountability approach in larger markets representing 70% of sales.”
•	“We are implementing a new “freedom within a framework” approach in smaller markets. This model enables the markets to be faster and more agile by executing within predefined strategies, but with freedom to make real-time changes without the need for engagement with regional or global resources.”
•	“We are changing incentive systems to create a culture of appropriate risk-taking and to better reward specific contributions of local category and country teams. We are creating more aligned and granular incentives that better match responsibilities and increase accountability.”
•	“We are supplementing internal development with hiring from the outside to add the skills and experiences needed to win and field the best teams.”

Every one of those statements is an implicit acknowledgement that the Company has had an “overly complex organizational structure and slow moving and insular culture,” which the Company is only beginning to address. In light of the foregoing, the Filing Persons believe that they have, and have disclosed, the factual foundation for that statement.

DFAN14A filed on July 31, 2017

Excessive Cost and Bureaucracy

2.       We remind you of comment 2 in our correspondence dated July 27, 2017. We note that Procter & Gamble’s announced goal to reduce costs does not necessarily equate to reducing bureaucracy. In future soliciting material, please disclose the factual foundation for the assertion that the registrant’s management explicitly acknowledges the need to reduce bureaucracy. Refer to Note b. of Rule 14a-9.

In response to the Staff’s Comments, the Filing Persons note that they have addressed the above Comment in the July 28 SEC Response Letter, which addressed statements made by the Filing Persons in the Revised Preliminary Proxy Statement, which statements predate the Staff’s Comment copied above. Footnote 4 of the Revised Preliminary Proxy Statement states: “P&G announced a goal to reduce costs by $10 billion dollars by 2016 at the Consumer Analyst Group of New York Conference held on February 23, 2012. In addition, P&G identified an additional savings opportunity of up to $13 billion at the Deutsche Bank Global Consumer Conference held on June 15, 2017 (the “DB Conference”). At the DB Conference, the Company estimated that it can “achieve another $1 billion to $2 billion of additional overhead cost reduction” with a plan to optimize “each function of the company with a particular focus on reducing the cost of activities that are furthest away from consumers or customers … includ[ing] our corporate operations.” P&G also noted at the DB Conference that over the past five years it has “eliminated central resources where they added complexity but didn’t provide a scale benefit overall” and “reduced corporate roles by 20% with plans to go further” (emphasis added).”

Mr. Panos Page 3 August 2, 2017

In addition, as identified above, the Company Shareholder Letter acknowledges the need to reduce bureaucracy, which is demonstrated particularly in the following statement: “We continue to move people out of global and corporate roles into regions and countries.” In light of the foregoing, the Filing Persons believe that they have, and have disclosed, the factual foundation for that statement.

Nelson Peltz Can Help Re-Build Shareholder Value at P&G

3.       Given that Trian Fund Management, L.P., beneficially owns approximately $3.4 billion worth of shares in The Procter & Gamble Company, advise us of the factual foundation upon which the participants relied to assert that if were elected director, he would be “representing all shareholders.” In addition, in future filings, please remove the implication that a formal representation agreement or understanding would exist.

In response to the Staff’s Comments, the Filing Persons note that their intention is more clearly seen in the entirety of the quote: “As a director representing all shareholders, Nelson Peltz’s goal would be to help improve long-term performance by increasing sales and profits and regaining lost market share” (emphasis added). This statement highlights the fact that Mr. Peltz, if elected, would have a fiduciary duty to represent all shareholders in his capacity as a motivated independent director of the Company (and not, as P&G has implied, to serve the interests of Trian’s investors) with the goal of helping to improve long-term performance and regaining lost market share. In addition, given Trian’s and Mr. Peltz’s large ownership position in the Company—Trian and Mr. Peltz currently beneficially own approximately 1.47% of the outstanding common shares of the Company and are among the Company’s largest shareholders—their interests are closely aligned with the interests of all other shareholders generally. In light of the foregoing, the Filing Persons believe that they have a factual foundation for their statement.

The Filing Persons do not believe that their statement in any way implies that a formal representation agreement or understanding would exist.

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Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2372.

Very truly yours,

/s/ Aneliya Crawford

Aneliya Crawford